SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003.

or

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________________________ to ________________________

Commission File Number 0-18110

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GEHL SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GEHL COMPANY
143 Water Street
West Bend, Wisconsin 53095

REQUIRED INFORMATION

        The following financial statements and schedules of the Gehl Savings Plan, prepared in accordance with the financial reporting requirements of the employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Gehl Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Gehl Savings Plan
Index to Financial Statements
December 31, 2003 and 2002

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits
at December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 2003 and 2002	3
Notes to Financial Statements	4-7
Supplemental Schedule
Schedule I: Schedule of Assets (Held at End of Year)
as of December 31, 2003	8

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Gehl Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Gehl Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Milwaukee, Wisconsin
June 22, 2004

Gehl Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments	$19,429,540	$16,374,198

Receivables
Participants' contributions	56,444	47,993
Employer's contribution	17,005	15,300
Interest income	13,696	17,494
Due from broker	680	38,845

Total receivables	87,825	119,632

Net assets available for benefits	$19,517,365	$16,493,830

The accompanying notes are an integral part of these financial statements.

Gehl Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions (reductions)
(Reductions) additions to net assets attributed to
Investment income (loss)
Interest and dividends	$300,928	$338,429
Net appreciation (depreciation) in fair value of investments	3,177,385	(4,769,855)

	3,478,313	(4,431,426)

Contributions
Participants'	1,676,642	1,896,107
Employer's	478,191	562,070

	2,154,833	2,458,177

Total additions (reductions)	5,633,146	(1,973,249)

Deductions
Deductions from net assets attributed to
Benefits paid to participants	2,570,688	4,013,557
Administrative expenses	38,923	34,537

Total deductions	2,609,611	4,048,094

Net increase (decrease)	3,023,535	(6,021,343)
Net assets available for benefits
Beginning of year	16,493,830	22,515,173

End of year	$19,517,365	$16,493,830

The accompanying notes are an integral part of these financial statements.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.	Summary of Significant Accounting Policies

Basis of presentation The accounts of the Gehl Savings Plan (the “Plan”) are maintained on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation
Investments, except for the M&I Stable Principal Fund, are stated at fair value based on the quoted asset values on the last business day of the plan year. The M&I Stable Principal Fund investment is valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

Income recognition Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net increase (decrease) in fair value of the investments, which consists of realized gains and losses, and the unrealized gains and losses on these investments.

Purchases and sales of securities are recorded on the trade-date basis.

Risks and uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Expenses of the Plan Trustee fees and other administrative expenses of the Plan are paid by the Plan unless voluntarily paid by Gehl Company (the “Company” or “Employer”), the plan sponsor.

Benefits paid to participants Benefits are recorded when paid.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Participation and administration
The Plan, a contributory defined contribution plan, was established in 1985 to supplement the retirement benefits of those employees participating in the Company’s Retirement Income Plan B. The Plan is available to all regular part-time and full-time employees of the Company who meet the eligibility requirements of the Plan. However, union employees are not eligible for any Employer contributions.

Administration of the Plan is performed by the Pension Committee of the Company. Marshall & Ilsley Trust Company serves as the Plan’s trustee.

Contributions
Company contributions to the Plan are equal to 50 percent of the nonunion participants’ basic contributions. The Company’s contribution plus the allocation of forfeitures shall not exceed 6 percent of defined annual compensation. Company contributions are allocated to the same investment options selected by the participant.

Each participant has an account established for his/her appropriate share of Company contributions, if applicable, and participant contributions to the Plan. A participant’s basic contribution is made on a pre-tax basis and may be changed at the participant’s discretion on a quarterly basis.

A participant whose basic contribution is 6 percent of defined annual compensation may make supplemental contributions of an additional 1 percent, or any whole multiple thereof, up to a combined total of 25 percent of defined annual compensation, subject to an annual limitation defined by the Internal Revenue Code. Supplemental contributions are also made on a pre-tax basis.

Effective August 1, 1998, the Plan was amended to allow qualifying rollover distributions, as defined.

Investment options
Each participant elects to invest his/her contribution in one or more of the investment funds offered under the Plan. One of the investment funds included is the Gehl Company Stock Fund. There are no restrictions on transfers in or out of the Gehl Company Stock Fund. Such elections may be changed on a daily basis.

Vesting Participants are fully vested in their contributions, rollover deposits and earnings thereon at all times.

Participants become vested in Company contributions over 5 years at the rate of 20 percent for each completed year of vesting service. A participant becomes fully vested in the event the Plan is terminated.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Withdrawals during employment
Withdrawals during employment are limited to the amount required to meet the need created by a financial hardship of the participant or for participants reaching the age of 59½. These participants are eligible to withdraw all or a portion of employee contributions, and the accumulated earnings thereon prior to December 31, 1988, upon written request to and approval by the Company. In addition, participants who have reached the age of 59½ are allowed only two withdrawals during any twelve month period.

Distributions upon termination of employment
Participants are entitled to receive, in a lump sum or in substantially equal installments over a period ranging from 5-10 years at the participants discretion, the entire value of their vested account balance upon normal retirement at age 65, upon early retirement under a Company-sponsored, qualified defined benefit plan or upon disability or death. Participants who terminate for any other reason are entitled to receive the vested portion of their account in a lump sum cash distribution.

Forfeitures
The Plan provides that, upon termination of employment, a participant’s nonvested funds are provisionally forfeited, and allocated with the Company’s matching contribution as soon as practicable following each calendar month. After a six-year break in service, the forfeiture is final. However, if a participant resumes employment with the Company prior to expiration of the six-year break in service, any conditionally forfeited amount shall be reinstated from current forfeitures if available or a special Company contribution.

Participant Loans Under the provisions of the Plan, participant loans are not allowed.

Termination of the Plan
The Company anticipates and believes that the Plan will continue without interruption but reserves the right, by action of the Board of Directors, to terminate the Plan, in whole or in part. In the event of such termination, the accounts of all affected participants thereby become fully vested and will be distributed in accordance with the provisions of the Plan.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2003	2002
Aim Value Fund, 490,791 and 512,722 shares,
respectively	$4,603,615	$3,850,539
Aim Balanced Fund, 78,823 and 85,009 shares,
respectively	1,886,236	1,769,027
Vanguard Index Fund, 50,072 and 47,323
shares, respectively	5,141,343	3,840,301
Marshall MidCap Growth Fund, 101,164 and 105,575
shares, respectively	1,224,089	1,000,855
M&I Stable Principal Fund, 2,779,937 and
3,121,749 shares, respectively	2,779,937	3,121,749
Marshall Intermediate Bond Fund, 120,496 and
113,281 shares, respectively	1,156,766	1,082,964

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Gehl Stock Fund	$215,391	$(215,644)
Mutual Funds	2,961,994	(4,554,211)

	$3,177,385	$(4,769,855)

4.	Amounts Allocated to Withdrawn Participants

Plan assets of $1,828,196 and $3,442,267 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2003 and 2002, respectively, but who have not yet received distributions as of that date.

5.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Party-in-Interest Transactions

Transactions involving the Gehl Stock Fund and the funds administered by Marshall & Ilsley Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

7.	Plant Closure

On September 28, 2001, the Company announced that the Owatonna, Minnesota, and Lebanon, Pennsylvania plants would be closing during 2002. As a result of this action, all active participants in the Plan as of September 28, 2001 became fully vested in their entire account balances. Participant account balances may be withdrawn or remain in the Plan, at the election of the participant.

Gehl Savings Plan
Schedule of Assets (Held at End of Year)
as of December 31, 2003 Schedule I

		Current Value
	Equity Instruments
*	Gehl Company Stock Fund: 41,697 shares	$575,199
	Marshall Money Market Fund	4,992
	Aim Value Fund: 490,791 shares	4,603,615
	Aim Balanced Fund: 78,823 shares	1,886,236
	Vanguard Index Fund: 50,072 shares	5,141,343
*	Marshall MidCap Growth Fund: 101,164 shares	1,224,089
*	Marshall MidCap Value Fund: 10,493 shares	144,911
	Legg Mason Value Trust Fund: 4,736 shares	275,905
	Strong Advisor Small Cap Value Fund: 1,459 shares	40,159
	Templeton Foreign Fund: 75,066 shares	798,707
	Fidelity Equity Income Fund: 30,858 shares	797,681

		15,492,837

	Fixed Income Instruments
*	Marshall Intermediate Bond Fund: 120,496 shares	1,156,766
*	M&I Stable Principal Fund: 2,779,937 shares	2,779,937

		3,936,703

	Total investments	$19,429,540

*	Denotes party-in-interest.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Gehl Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Milwaukee and the State of Wisconsin, this 22nd day of June, 2004.

GEHL SAVINGS PLAN
By: Marshall and Ilsley Trust Company
/s/ William P. Grow
Typed Name: WILLIAM P. GROW
Title: VICE PRESIDENT

EXHIBIT INDEX
GEHL SAVINGS PLAN
FORM 11-K

Exhibit No.	Exhibit

(23)	Consent of PricewaterhouseCoopers